SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET NOTICE OF THE PUBLIC OFFERING FOR THE DISTRIBUTION OF THE 9TH (NINTH) ISSUE OF SIMPLE DEBENTURES, NOT CONVERTIBLE INTO SHARES, OF THE UNSECURED TYPE, IN A SINGLE SERIES, FOR PUBLIC DISTRIBUTION, UNDER THE AUTOMATIC REGISTRATION PROCEDURE, OF AXIA ENERGIA S.A. CNPJ no. 00.001.180/0001-26 in the total amount of, initially, R$ 800,000,000.00 (eight hundred million reais) ISIN CODE OF DEBENTURES: BRAXIADBS0F1 Risk Rating of the Issue to be assigned by Standard & Poor’s* *The risk rating must be obtained prior to registration of the Offer and communicated to the market in accordance with CVM Resolution 160. DISCLOSURE OF A PROSPECTUS WAS WAIVED, PURSUANT TO ITEM I OF ARTICLE 9, AND OF THE INFORMATION SHEET, IN ACCORDANCE WITH §1 OF ARTICLE 23, BOTH OF CVM RESOLUTION 160 (AS DEFINED BELOW) FOR THE EXECUTION OF THIS OFFER (AS DEFINED BELOW). 1 SECURITY OFFERED AND IDENTIFICATION OF THE OFFEROR AXIA ENERGIA S.A., a corporation registered as a securities issuer, category “A”, with the Brazilian Securities and Exchange Commission (“CVM”), in an operational phase, headquartered in the city of Rio de Janeiro, state of Rio de Janeiro, at Avenida Graça Aranha, nº 26, Loja A, Centro, CEP 20.030- 900, registered with the National Register of Legal Entities of the Ministry of Finance (“CNPJ”) under no. 00.001.180/0001-26, with its constitutive acts registered with the Board of Trade of the State of Rio de Janeiro (“JUCERJA”) under NIRE 33.300.346.767 (“Issuer”), together with BTG PACTUAL INVESTMENT BANKING LTDA., an institution that is part of the securities distribution system, with an office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 3.477, 14º andar, CEP 04538-133, registered with the CNPJ under no. 46.482.072/0001-13 (“Lead Coordinator”) and with XP INVESTIMENTOS CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A., a financial institution that is part of the securities distribution system, headquartered in the city of Rio de Janeiro, state of Rio de Janeiro, at Praia do Botafogo, nº 501, bloco 1, CEP 22.250-911, enrolled with the CNPJ under No. 02.332.886/0001- 04 ("XP Investimentos" and, together with the Lead Coordinator, the "Coordinators"), communicate, pursuant to article 57 of CVM Resolution No. 160, of July 13, 2022, as in force ("CVM Resolution 160"), that, as of the present date, the public offer for the distribution of, initially, 800,000 (eight hundred thousand) simple debentures, not convertible into shares, of the unsecured type, in a single series, of the 9th (ninth) issue of the Issuer ("Issue" and "Debentures", respectively), with a unit par value of R$ 1,000.00 (one thousand reais), on the date of issue, that is, June 15, 2026 (“Issue Date”), totaling, on the Issue Date, the amount of, initially, R$ 800,000,000.00 (eight hundred million reais) (“Initial Issue Amount”), observing that the Issuer, as previously decided with the Coordinators, may increase the number of Debentures originally offered, by up to 25% (twenty-five percent), that is, by up to 200,000 (two hundred thousand) Debentures, in the total amount of up to R$ 200,000,000.00 (two hundred million reais) (“Additional Lot Option”) ”) in accordance with the demand verified in the Bookbuilding Procedure (as defined below). The Debentures will be intended exclusively for professional investors, as defined under the terms of articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended (“Professional Investors”), and are therefore subject to the automatic registration procedure of a public offering for the distribution of securities, pursuant to article 25 and article 26, item IV, item “a”, of CVM Resolution 160, article 19 of Law No. 6.385, of December 7, 1976, as amended, and other applicable legal and regulatory provisions (“Offer”), as provided for in the “Private Instrument of Issuance Deed of the 9th (Ninth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in a Single Series, for Public Distribution, under the Automatic Registration Procedure, of Axia Energia S.A.” (“Issuance Deed”), entered into on June 22, 2026, between the Issuer and VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., a financial institution authorized to operate by the Central Bank of Brazil, incorporated as a limited liability company, headquartered in the city of São Paulo, state of São Paulo, at Rua Gilberto Sabino, nº 215, conjunto 41, sala 2, Pinheiros, CEP 05.425-020, registered with the CNPJ under number 22.610.500/0001-88, as trustee, collectively representing the holders of the Debentures. The procedure used to gather interest in the investment, organized by the Coordinators, with or without receiving reserves, without minimum or maximum lots, will be adopted to verify the demand for the Debentures, in order to define, in agreement with the Issuer, (i) the final number of Debentures, considering the eventual exercise of the Additional Lot Option (as defined in the Issuance Deed); (ii) the final Debenture Remuneration rate (as defined in the Issuance Deed), observing the Ceiling Rate (as defined in the Issuance Deed); (iii) the total amount of the Issue, considering the eventual exercise of the Additional Lot Option; and (iv) the Redemption Premium Factor (as defined in the Issuance Deed) and the Amex Premium Factor (as defined in the Issuance Deed) ("Bookbuilding Procedure"). 2 PROJECT The Debentures will be issued in the manner provided for in article 2 of Law No. 12.431, of June 24, 2011, as amended (“Law 12.431”), and in Decree No. 11.964, of March 26, 2024, as amended (“Decree 11.964”), or rules that amend, replace or complement them. The Project (as defined below) was filed with the National Secretariat for Energy Transition and Planning of the Ministry of Mines and Energy (“MME”) under No. 48340.003708/2026-35, on June 19, 2026. Pursuant to article 2, paragraph 1, of Law 12.431, Decree 11.964, and Resolution of the National Monetary Council (“CMN”) No. 5.034, of July 21, 2022, as amended (“CMN Resolution 5.034”), the funds raised by the Issuer through the Debentures will be used exclusively for future payment, reimbursement of expenses, expenses or debts related to the implementation of the project described below ("Project") that occurred within a period equal to or less than 48 (forty-eight) months from the closing date of the Offer: MME Protocol 48340.003708/2026-35, on 06/19/2026 Corporate Name and CNPJ of the Priority Project Holder Santo Antônio Energia S.A.; CNPJ: 09.391.823/0001-60 Priority Sector in which the Project is Classified Energy - Generation from renewable sources (Art. 4, III, point "a") Project Name HPP Santo Antônio Project Object Payment of future expenses or reimbursement of expenditures, expenses or debts related to projects for investment in CAPEX related to the implementation, operation, maintenance and modernization of the UHE Santo Antônio, subject of MME Concession Agreement No. 01/2008. Project Objective Generation of renewable electric energy for commercialization in the free and regulated energy markets. Project Start Date March/2012 Estimated Project Closure Date October/2047 Current Project Phase The Santo Antônio HPP has been in operation since 03.30.2012. Social or environmental benefits arising from the implementation of the Project The HPP generates jobs in the region, as well as revenues for the municipality, fostering local development. In addition, the project owner is part of the Axia group, which is committed to sustainable development and the preservation of the areas around its projects. It is noteworthy that, in its business, the Axia group considers aspects related to climate change, including goals to reduce and neutralize its emissions. The group also makes various social investments and adopts a continuous practice of forming partnerships in support of social programs. Estimated volume of financial resources required to carry out the Project R$ 20,076,000,000.00 Estimated volume of financial resources to be raised with the Issue R$ 1,000,000,000.00 Percentage that is estimated to be raised with the Debentures in view of the Project’s financial resources needs 4.98% 3 WAIVER OF PROSPECTUS AND OFFER INFORMATION SHEET The Debentures shall be offered exclusively to Professional Investors, therefore disclosure of a prospectus and information sheet and the use of an Offer acceptance document are waived, pursuant to article 9, item I and §3, and article 23, §1, both of CVM Resolution 160. 4 AUTOMATIC REGISTRATION PROCEDURE FOR DISTRIBUTION The Offer will be made under the automatic registration procedure and has not been submitted to the prior analysis of the Brazilian Association of Financial and Capital Market Entities (“ANBIMA”) or any regulatory or self-regulatory entity, pursuant to article 26, item IV, item “a”, and article 27, item I, both of CVM Resolution 160, considering that (i) the Issuer qualifies as a frequent issuer of fixed income securities – EFRF, as it is an issuer with great exposure to the market – EGEM, as provided for in item I, article 38-A of CVM Resolution No. 80, of March 29, 2022, as in force; (ii) the Debentures are nonconvertible and not exchangeable into shares issued by the Issuer; and (iii) the Offer will be intended exclusively for Professional Investors. The Offer shall be registered with ANBIMA within 7 (seven) days from the date of publication of the Offer closing announcement, pursuant to articles 15 and 18 of the "Rules and Procedures for Public Offerings", as in force, an integral part of the "ANBIMA Self-Regulation Code for Structuring, Coordination and Distribution of Public Offerings of Securities and Public Takeover Offers", as in force. Automatic registration of the Offer was requested on June 22, 2026. 5 ESTIMATED SCHEDULE OF OFFER STAGES Below is an estimated schedule of the main stages of the Offer: No. EVENT (1) DATE (2) 1 Submission of electronic application form for the Offer to the CVM 06/22/2026 2 Publication of this Notice to the Market 06/22/2026 3 Bookbuilding Procedure 07/01/2026 4 Publication of market notice regarding the result of the Bookbuilding Procedure 07/01/2026 5 Registration of the Offer with the CVM 07/02/2026 6 Publication of the Start Announcement 07/02/2026 7 Financial Settlement Date of the Debentures 07/03/2026 8 Maximum date for publication of the Closing Announcement 180 days from Start Announcement date (1) Any communications or announcements relating to the Offer shall be made available on the websites of the CVM, B3, the Issuer and the Lead Coordinator, under the terms provided in article 13 of CVM Resolution 160. (2) The dates foreseen for future events are merely indicative and are subject to changes, delays and anticipations without prior notice, at the discretion of the Issuer and the Lead Coordinator. Any modification to the distribution schedule must be communicated to the CVM and may be analyzed as a modification of the Offer, following the provisions of articles 67 and 69 of CVM Resolution 160.6 ADDITIONAL INFORMATION Additional information regarding the Issue, the Offer, the distribution and the Debentures may be obtained from the Coordinators or from the CVM. The capitalized terms used in this “Market Notice of the Public Offering for the Distribution of the 9th (ninth) Issue of Simple Debentures, not Convertible into Shares, of the Unsecured Type, in a Single Series, for Public Distribution, under the Automatic Registration Procedure, of AXIA Energia S.A.” (“Market Notice”), which are not defined herein, shall have the meaning assigned to them in the Issuance Deed. REGISTRATION OF THE PRESENT PUBLIC DISTRIBUTION OFFER SHALL NOT IMPLY, ON THE PART OF THE CVM, GUARANTEE OF THE TRUTHFULNESS OF THE INFORMATION PROVIDED OR JUDGMENT ON THE QUALITY OF THE ISSUER, AS WELL AS ON THE DEBENTURES TO BE DISTRIBUTED. THE SECURITIES SUBJECT TO THE OFFER ARE PRIMARILY EXPOSED TO THE CREDIT RISK OF THE ISSUER. CAREFULLY READ THE TERMS AND CONDITIONS OF THE ISSUANCE DEED AND THE ISSUER’S REFERENCE FORM BEFORE MAKING YOUR INVESTMENT DECISION, PARTICULARLY THE "RISK FACTORS" SECTIONS OF THE ISSUER’S REFERENCE FORM, TO ASSESS THE RISKS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE DEBENTURES. AN INVESTMENT INTENTION COLLECTION PROCEDURE SHALL BE CONDUCTED BY THE COORDINATORS PURSUANT TO ARTICLES 61 AND 62 OF CVM RESOLUTION 160. THE MARKET OFFER IS IRREVOCABLE, BUT MAY BE SUBJECT TO PREVIOUSLY INDICATED CONDITIONS THAT CORRESPOND TO A LEGITIMATE INTEREST OF THE ISSUER AND WHOSE IMPLEMENTATION DOES NOT DEPEND ON DIRECT OR INDIRECT ACTION BY THE ISSUER OR PERSONS LINKED TO IT, PURSUANT TO ARTICLE 58 OF CVM RESOLUTION 160. THE INFORMATION CONTAINED IN THIS MARKET NOTICE AND IN THE MARKET COMMUNICATIONS HAS NOT BEEN REVIEWED BY THE CVM, ANBIMA, OR ANY SELF-REGULATORY BODY. CONSIDERING THAT THE OFFER IS SUBJECT TO THE AUTOMATIC REGISTRATION PROCEDURE FOR DISTRIBUTION, REGISTRATION OF THE OFFER DOES NOT REQUIRE PRIOR ANALYSIS BY THE CVM AND ANBIMA. ACCORDINGLY, THE DOCUMENTS RELATING TO THE DEBENTURES AND THE OFFER HAVE NOT BEEN AND SHALL NOT BE SUBJECT TO REVIEW BY THE CVM AND/OR ANBIMA, INCLUDING, WITHOUT LIMITATION, THIS MARKET NOTICE AND ALL OTHER OFFER DOCUMENTS. FURTHER INFORMATION ABOUT THE ISSUER AND THE DISTRIBUTION MAY BE OBTAINED FROM THE COORDINATORS AND OTHER INSTITUTIONS PARTICIPATING IN THE DISTRIBUTION CONSORTIUM, OR FROM THE CVM. THIS MARKET NOTICE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES. THE DEBENTURES SHALL BE SUBJECT TO RESALE RESTRICTIONS, AS INDICATED IN ARTICLE 86, ITEM I, OF CVM RESOLUTION 160. Rio de Janeiro, June 22, 2026. LEAD COORDINATOR COORDINATOR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.